STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Sound Revolution Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and consent of stockholders of said corporation in lieu of a meeting of the stockholders approving the proposed amendment was received, pursuant to section 228 of the General Corporation Law of the State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “IV(A) Classes of Stock” so that, as amended, said Article shall be and read as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The amount of the total authorized capital stock which the Corporation shall have authority to issue is one hundred and ten million (110,000,000) shares, each with a par value of $0.0001 per share. Hundred million (100,000,000) shares shall be Common Stock and ten million (10,000,000) shares shall be Preferred Stock”;

and the following three new paragraphs shall be inserted following the current text of Article IV(A):

“Upon the filing of this amendment with the office of the Secretary of the State of the State of Delaware (the “Effective Date”) each 42 shares of Common Stock then issued, which are the only voting securities of the Corporation issued and outstanding, shall be automatically reclassified into one share of Common Stock. All fractional interests in shares shall be rounded up to the nearest whole share.

From and after the Effective Date, the amount of capital represented by the Common Stock immediately after the Effective Date shall be the same as the amount of capital represented by such shares immediately prior to the Effective date, until thereafter reduced or increased in accordance with applicable law. Each Share of Common Stock shall continue to have $0.0001 par value after the reverse Stock Split.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this tenth day of June, 2008.

By: /s/ Penny Green
Title: Director
Name: Penny Green